[RETALIX LOGO]


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940

FOR IMMEDIATE RELEASE



                Retalix Ltd. Reports First Quarter 2005 Earnings

              o First quarter revenues up by 31% to $33.8 million

           o Acquisitions of IDS and TCI Solutions reinforces Retalix leadership in enterprise and supply chain management solutions

Ra'anana, Israel, May 9, 2005 -- Retalix Ltd. (Nasdaq: RTLX), a provider of integrated enterprise-wide software solutions for the retail food and fuel industries worldwide, including supermarkets, convenience stores, fuel stations and foodservice sites, today announced its operating results for the first quarter ended March 31st, 2005.

Revenues for the first quarter of 2005 were $33.8 million, an increase of 30.8% from $25.8 million in the first quarter of 2004. The Company reported net income for the quarter of $2.4 million, or $0.13 per diluted share, compared to a net income of $770,000, or $0.05 per diluted share, in the first quarter of 2004.

Q1 2005 Highlights:

o Revenues up 30.8% to $33.8 million
o Net income of $2.4 million, or $0.13 per diluted share
o Acquisitions of Integrated Distribution Solutions (IDS) and TCI Solutions on April 1 expand Retalix suite of enterprise and supply chain management solutions
o Retalix selected by another tier-1 European food retailer
o Preparing to roll out StoreLine to 3,000 Group Mousquetaires-Intermarche stores throughout Europe
o Redners Warehouse Markets selected DemandAnalytx store forecasting and ordering solution

"We are very pleased to mark the start of this fiscal year by reporting another quarter of robust sales and profitability," said Barry Shaked, President and CEO of Retalix Ltd. "Our success during the first quarter can be attributed to Retalix's technology leadership and the breadth of our global sales and support network, which resulted in new customer wins and increased acceptance of our software solutions around the world.

"On April 1 we announced two acquisitions at the end of the quarter, which strengthen our position as the fastest growing provider of enterprise-wide software solutions to the global food retail industry. With the acquisition of Integrated Distribution Solutions (IDS), Retalix has now become the leading supplier of enterprise and supply chain management software to distributors in the grocery and convenience store sectors in North America. This provides us with a strategic advantage of spanning the industry's entire value chain with our Synchronized Retail strategy. And it enables Retalix to offer an integrated ERP solution to our existing customer base, in particular small and medium sized food retailers, who are currently underserved by larger enterprise software providers."

"We also announced the acquisition of TCI Solutions, which brings Retalix a comprehensive merchandising and inventory management solution for small and medium-sized grocery and convenience store chains. The acquisition adds many of the leading grocers in the U.S. to our customer base and the combined product offering reinforces our competitive advantages."


U.S. Grocery and Convenience
"Grocery chains in the U.S. continued to deploy our integrated software solutions to consolidate and modernize their aging IT systems, achieve efficiencies in store operations and ordering, and drive a customer-centric mode of operations. We received an additional order from Hannaford Bros., a division of Delhaize America, for 55 stores to complete their chain wide roll out of StoreLine. Dierbergs has completed rollout of our StoreLine in its 21 stores in the St. Louis area. In addition, Redner's Warehouse Markets is in the process of deploying our DemandAnalytix (DAX) store forecasting and ordering solution."

"In the convenience store segment, we received an order from Quick Chek to install Retalix Pocket Office at its 110 sites. Retalix also completed rollout of StorePoint to 168 Southwest Convenience Stores of ALON USA. Casey's General Stores, one of the largest convenience store chains in the US, has reached a key milestone, completing the roll out of StorePoint to 1,000 of its stores. And we have had very strong interest in our Customer Loyalty application, with several large fuel and convenience chains slated to implement our solution in the second half of 2005."

International
"As our global retailing customers enter into new categories and new geographic regions, Retalix continues to support their needs and growth. Consequently, we are well positioned as European-based mega food retail chains select the software partner to upgrade their global IT systems", Shaked continued.

"In Europe, we have been selected by another tier-1 food retailer. In addition, we are preparing to begin rolling out Retalix StoreLine to the 3,000 franchisees of French-based Mousquetaires-Intermarche Group across France, Spain, Portugal, Belgium and Poland. In Japan, acceptance for the Drug-Eleven pilot delivery was completed for StoreLine and our web-enabled suite of chain management applications. And in Israel, the Tiv Ta'am chain has installed over 100 Retalix POS terminals in its new, unique multi-format flagship store.

"We continue to expand our global sales footprint so as to position our solutions in every major growth market around the world for food and fuel retailing. In Latin America we formed a strategic partnership to provide sales and support to this evolving retail market," said Shaked.

Financial Highlights
Gross profit in the first quarter of 2005, increased 33.6% to $22.8 million, up from $17.0 million in the first quarter of 2004. Gross margin in the first quarter of 2005 was 67.3% of sales, as compared to 65.9% in the first quarter of 2004.

In Q1 2005, Retalix generated $3.2 million in cash flow from operations. Cash and marketable securities amounted to $112.8 million on March 31, 2005, compared to $111.9 million on December 31, 2004. Long term debt was $1.5 million, and shareholders' equity was $161.6 million.

Business Outlook

For the full year 2005, Retalix reaffirms its expectations for revenues to exceed $185 million. The Company also expects that net income for 2005 will exceed $15 million.

Conference Call

The Company will be holding a conference call to discuss results for the first quarter of 2005 on Monday, May 9, 2005 at 10:30 AM Eastern Time (7:30 AM Pacific Time and 17:30 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked and CFO Danny Moshaioff.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Retalix's web site at www.retalix.com, which web site is not part of this release.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the integration of Retalix's acquisitions of IDS and TCI, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual
Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                       ###


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                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005
                                                                       Three months ended               Year ended
                                                                            March 31                   December 31,
                                                                      2005             2004                2004
                                                                           (Unaudited)                   (Audited)
                                                                               U.S. dollars in thousands
                                                                --------------------------------------------------------
                                                                                (except per share data)
REVENUES:

    Product sales                                                         20,524          16,284              78,900
    Services and projects                                                 13,289           9,563              45,460
                                                                          _______         ______             ________
           T o t a l revenues                                             33,813          25,847             124,360
                                                                          _______         ______             ________
COST OF REVENUES:
    Cost of product sales                                                  5,765           4,804              23,246
    Cost of services and projects                                          5,298           4,010              18,890
                                                                          _______         ______             ________
           T o t a l cost of revenues                                     11,063           8,814              42,136
                                                                          _______         ______             ________
GROSS PROFIT                                                              22,750          17,033              82,224
OPERATING INCOME (EXPENSES):                                             ________         ______              _______
    Research and development expenses - net                              (8,437)          (6,760)           (34,096)
    Selling and marketing expenses                                       (6,770)          (5,705)           (24,798)
    General and administrative expenses                                  (4,377)          (3,610)           (15,944)
    Other general income (expenses), net                                    (1)                5                  15
                                                                          _______         ______             ________
           T o t a l operating expenses                                   19,585         (16,070)           (74,823)
                                                                          _______         ______             ________
INCOME FROM OPERATIONS                                                     3,165              963              7,401
FINANCIAL INCOME (EXPENSES) - net                                            174             (95)                 85
GAIN ARISING FROM ISSUANCE OF SHARES
    BY AN ASSOCIATED COMPANY                                                                  200                200
                                                                          _______         ______             ________
INCOME BEFORE TAXES ON INCOME                                              3,339           1,068               7,686
TAXES ON INCOME                                                              995             294               1,838
                                                                          _______         ______             ________
INCOME AFTER TAXES ON INCOME                                               2,344             774               5,848
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                                   40              34                 137
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                           72              30                 247
                                                                          _______         ______             ________
NET INCOME FOR THE PERIOD                                                  2,376             770               5,958
EARNINGS PER SHARE:                                                       =======         ======             =======
    Basic                                                                   0.13             0.06               0.38
                                                                          ======          =======            =======
    Diluted                                                                 0.13             0.05               0.36
                                                                          ======          =======            =======


WEIGHTED AVERAGE NUMBER OF SHARES USED

    IN COMPUTATION OF EARNINGS PER
    SHARE - in thousands:

    Basic                                                                  17,656    13,298            15,746
                                                                           ======    =======           =======
    Diluted                                                                18,576    14,302            16,552
                                                                          ======     =======           =======
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                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                AT MARCH 31, 2005


                                                                               March 31             December 31,
                                                                          2005          2004            2004
                                                                             (Unaudited)              (Audited)
                                                                               U.S. dollars in thousands

                              A s s e t s
    CURRENT ASSETS:

        Cash and cash equivalents                                           96,939       32,139           91,413
        Marketable securities                                                9,257        5,970           14,331
        Accounts receivable:
           Trade                                                            22,853       22,211           26,399
           Other                                                             3,016        2,321            2,680
        Inventories                                                          1,052          905              755
        Deferred income taxes                                                3,770        2,494            3,650
                                                                          _______         ______         ________
               T o t a l  current assets                                   136,887       66,040          139,228
                                                                          _______         ______         ________
    NON-CURRENT ASSETS:
        Marketable debt securities                                           6,642        3,168            6,125
        Deferred income taxes                                                1,875        1,372            1,768
        Long-term receivables                                                4,177          582            3,592
        Amounts funded in respect of employee rights
            upon retirement                                                  4,806        3,759            4,553
        Other                                                                  499          749              523
                                                                          _______         ______          ________
                                                                            17,999        9,630           16,561
                                                                          _______         ______          ________
    PROPERTY, PLANT AND EQUIPMENT, net                                      10,313       10,358           10,407
                                                                          _______         ______          ________
    GOODWILL                                                                39,769       36,446           39,774
                                                                          _______         ______          ________
    OTHER INTANGIBLE ASSETS, net of
        accumulated amortization                                             4,036        5,900            4,653
                                                                          _______         ______         ________
                                                                           209,004      128,374          210,623
                                                                          ========      ========         ========

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                                                                               March 31             December 31,
                                                                          2005          2004            2004
                                                                             (Unaudited)              (Audited)
                                                                                U.S. dollars in thousands

                 Liabilities and shareholders' equity
  CURRENT LIABILITIES:

      Short-term bank credit                                                 5,681        5,060            7,565
      Current maturities of long-term bank loans                             4,007        3,005            4,801
      Accounts payable and accruals:
         Trade                                                               8,206        6,914           10,251
         Employees and employee institutions                                 4,835        3,557            5,122
          Current maturities of other liabilities                              759        1,959            1,048
         Other                                                               5,965        6,050            7,439
      Deferred revenues                                                      5,879        6,162            4,949
                                                                            _______      ______          ________
             T o t a l  current liabilities                                 35,332       32,707           41,175
                                                                            _______      ______          ________
  LONG-TERM LIABILITIES:
      Long-term bank loans, net of current maturities                        1,427        3,879            1,493
      Employee rights upon retirement                                        8,568        5,276            8,435
      Other liabilities, net of current maturities                             185        1,059              259
                                                                            _______      ______          ________
             T o t a l  long-term liabilities                               10,180       10,214           10,187
                                                                            _______      ______          ________
             T o t a l  liabilities                                         45,512       42,921           51,362
                                                                            _______      ______          ________
  MINORITY INTERESTS                                                         1,897        2,085            1,969
                                                                            _______      ______          ________
  SHAREHOLDERS' EQUITY:
      Share   capital - ordinary shares of NIS 1.00 par value (authorized:
              25,000,000 shares; Issued and outstanding; December 31, 2004
              (audited) - 17,577,432 shares; March 31, 2005 (unaudited) -
              17,742,529 shares; March 31, 2004
              (unaudited) - 13,349,716 shares                                4,755        3,784            4,717
      Additional paid in capital                                           118,364       48,738          116,277
      Retained earnings                                                     38,407       30,843           36,031
      Accumulated other comprehensive income                                    69            3              267
                                                                           _______      ______          ________
             T o t a l  shareholders' equity                               161,595       83,368          157,292
                                                                           _______      ______          ________
                                                                           209,004      128,374          210,623
                                                                           ========     =======          ========



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                                                                                                                (Continued) - 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

                                                                                       Three months ended          Year ended
                                                                                            March 31              December 31,
                                                                                       2005           2004            2004
                                                                                           (Unaudited)              (Audited)
                                                                                             U.S. dollars in thousands


CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                             2,376          770           5,958
    Adjustments required to reconcile net income to net cash
       provided by operating activities:
       Minority interests in losses of subsidiaries                                         (72)          (30)           (247)
       Depreciation and amortization, net                                                    768          610           2,552
       Gain arising from issuance of shares by a subsidiary                                              (200)           (200)

       Share in losses of an associated company                                               40           34             137
       Tax benefits relating to employee and other option grants                                          150
       Compensation expenses resulting from shares
           and options granted to employees and non employees                                              90             299
       Changes in accrued liability for employee rights upon retirement                      138         (140)           1,085

       Losses (gains) on amounts funded in respect of employee rights
           upon retirement                                                                    46          122            (166)


       Deferred income taxes - net                                                         (227)         (156)           (980)
       Net decrease (increase) in marketable securities                                      662         (944)         (1,903)
       Amortization of discount on debt securities                                            20           26               66
       Other                                                                               (106)          (66)             116
    Changes in operating asset and liabilities: Decrease (increase) in accounts receivable:
           Trade (including the non- current portion)                                      2,885        1,100              132
           Other                                                                           (369)          123                7
       Increase (decrease) in accounts payable and accruals:
           Trade                                                                         (1,939)          887             (94)
           Employees, employee institution and other                                     (1,642)       (2,839)           (505)
       Decrease in inventories                                                             (301)          148             388
       Increase (decrease) in deferred revenues                                             930           768            (445)
                                                                                          _______       ______           ______
    Net cash provided by operating activities - forward                                    3,209          453            6,200
                                                                                         ========       ======           ======

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                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

                                                                                        Three months ended         Year ended
                                                                                             March 31             December 31,
                                                                                        2005          2004            2004
                                                                                           (Unaudited)              (Audited)
                                                                                              U.S. dollars in thousands


    Net cash provided by operating activities - brought forward                            3,209          453           6,200
                                                                                           ______         ______        ______
CASH FLOWS FROM INVESTING ACTIVITIES:
    Short-term deposits - net                                                                               5
    Maturity of marketable debt securities held to maturity                                5,711         1,125          10,801
    Investment in marketable debt securities held to maturity                            (1,876)         (791)        (20,784)
    Acquisition of subsidiaries consolidated for
       the first time (a)                                                                             (13,906)        (13,781)
    Additional investments in subsidiaries                                                 (147)                       (2,504)
    Purchase of property, equipment and other assets                                       (461)         (304)         (1,826)
    Proceeds from sale of property and equipment                                               4           13              63
    Amounts funded in respect of employee rights upon retirement, net                      (201)         (139)           (644)
    Long-term loans granted to employees                                                    (30)           (4)            (28)
    Collection of long-term loans from employees                                               5           25             155
                                                                                          ______         ______        ______
    Net cash used in investing activities                                                  3,005      (13,976)        (28,548)
                                                                                          ______         ______        ______
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of shares in a public offering,
       net of $3,243,000 share issuance costs                                                                           58,857
    Repayment of long-term bank loan                                                       (755)       (1,118)         (3,467)
    Issuance of share capital to employees
          Resulting from exercise of options                                               2,065        1,304          10,135
    Short-term bank credit - net                                                         (1,884)         (617)          1,887
     Investment in a subsidiary                                                                                           34

    Net cash provided by (used in) financing activities                                    (574)         (431)         67,446
                                                                                          ______         ______        ______
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                   (114)                           222

    NET INCREASE IN CASH AND CASH EQUIVALENTS                                              5,526      (13,954)         45,320
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF PERIOD                                                                   91,413       46,093          46,093
                                                                                          ______         ______        ______
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF PERIOD                                                                         96,939       32,139          91,413
                                                                                          ======       =======         =======


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                                                                                                                 (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                     Three months ended  Three months            Year
                                                                                             ended              ended
                                                                         March 31,         March 31,         December 31,
                                                                            2005             2004                2004
                                                                        (Unaudited)       (Unaudited)         (audited)

(a) Acquisition of subsidiaries consolidated for the first time: Assets and liabilities of the subsidiaries at the date of acquisition:
       Working capital (excluding cash and cash

               equivalents)                                                                     333              (894)
         Deferred income taxes                                                                                   (728)
    Property, plant and equipment, net                                                        (486)              (699)
       Amounts funded in respect of employee rights
           upon  retirement                                                                     (9)                (9)
       Accrued liability for employee rights upon
               Retirement                                                                       11               1,711
       Goodwill and other intangible assets arising on
               Acquisition                                                                 (19,834)            (21,013)
        Issuance of the Company's share capital                                              5,410               5,410
        Long- term loan                                                                                          1,469
        Minority interests in subsidiary                                                                           141
        Increase in account payable- other                                                     669                 831
                                                                         __________        ________            _________
                                                                                           (13,906)            (13,781)
                                                                         ==========        =======             ======
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 (b) Supplemental information on investing activities not involving cash flows:

         1) In January 2004, the Company acquired 100% of the shares of OMI International, Inc. in consideration for the issuance of share capital of the Company in the total amount of $ 5,410,000.



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